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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Years Ended December 31,
(dollars in thousands)	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$159,102	$135,216	$86,216	$75,325	$56,172
Fixed charges, excluding preferred stock dividend requirement	27,640	19,238	13,095	12,504	14,414

Total earnings including fixed charges(a)	$186,742	$154,454	$99,311	$87,829	$70,586

Fixed charges:
Interest on deposits	$19,248	$14,343	$9,638	$10,614	$12,057
Interest on customer repurchase agreements and federal funds purchased	167	132	143	254	325
Interest on short-term borrowings	732	86	31	—	3
Interest on long-term borrowings deposits	7,493	4,677	3,283	1,636	2,029
Preferred stock dividend requirements (pre-tax)	—	965	976	907	901

Total fixed charges(b)	$27,640	$20,203	$14,071	$13,411	$15,315

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax)(a/b)	6.76	7.65	7.06	6.55	4.61
Earnings, excluding interest on deposits:
Total earnings including fixed charges	$186,742	$154,454	$99,311	$87,829	$70,586
Less interest on deposits	19,248	14,343	9,638	10,614	12,057

Total earnings excluding interest on deposits(c)	$167,494	$140,111	$89,673	$77,215	$58,529

Fixed charges, excluding interest on deposits:
Total fixed charges	$27,640	$20,203	$14,071	$13,411	$15,315
Less interest on deposits	19,248	14,343	9,638	10,614	12,057

Total fixed charges, excluding interest on deposits(d)	$8,392	$5,860	$4,433	$2,797	$3,258

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits (c/d)	19.96	23.91	20.23	27.61	17.96

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT